Exhibit 21.1

Subsidiaries of the Registrant

Name	Jurisdiction of Organization
Rubrik India Private Limited	India
Rubrik Netherlands BV	Netherlands
Rubrik UK Limited	United Kingdom
Laminar Technologies, Inc.	Delaware, United States
Laminar Israel Ltd.	Israel